701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

May 4, 2012

Via Edgar and Electronic Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Russell Mancuso, Branch Chief Jay Mumford

Re:	Fluidigm Corporation
Registration Statement on Form S-3
Filed on April 4, 2012
File No. 333-180550

Ladies and Gentlemen:

On behalf of Fluidigm Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 20, 2012, relating to the Company’s Registration Statement on Form S-3 (File No. 333-180550) filed with the Commission on April 4, 2012 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing by electronic mail a copy of this letter and a marked copy of Amendment No. 1 (against the Registration Statement filed on April 4, 2012). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Fee Table

1. Please revise footnote (2) to reflect the language of Rule 416. As written, clauses (B) and (C) of your footnote (2) appear to exceed the scope of Rule 416. See also the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation 139.10 available on the Commission’s web site.

AUSTIN   BRUSSELS   GEORGETOWN, DE   HONG KONG   NEW YORK   PALO ALTO   SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC

Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, footnote (2) has been revised to read as follows:

“Pursuant to Rule 416 under the Securities Act, this registration statement shall also cover any additional shares of the registrant’s securities that become issuable by reason of any stock splits, stock dividends or similar transactions.”

Selling Stockholders, page 26

2. Securities that are registered on Form S-3 pursuant to general instruction II.D. must be offered pursuant to general instructions I.B.1 or I.B.2, which relate to primary offerings by the issuer – not offerings by selling security holders. However, please note that a secondary offering may be included in the registration statement provided that the class of securities, number of securities, offering price and fee payable with respect to the secondary offering are separately allocated in the fee table. Please revise your fee table and the related information throughout your filing accordingly.

In response to the Staff’s comment, the fee table and related footnotes have been revised to reflect the following modified structure: (a) primary offering by the Company, from time to time, of up to an aggregate of $100,000,000 of common stock, preferred stock, debt securities, warrants to purchase common stock or preferred stock or debt securities, or any combination of the foregoing, either individually or as units comprised of one or more of the other securities and (b) secondary offering by the selling stockholders, from time to time, of up to 1,000,000 shares of the Company’s common stock. All prior references in the Registration Statement and the Exhibit 5.1 legal opinion reflecting the prior structure have been eliminated and revised to reflect the revised structure outlined above.

Once we have resolved the Staff’s comments, as stated above, we will submit the acceleration request. Such request will include the acknowledgments identified on page 2 of the Staff’s comment letter.

* * * * *

Securities and Exchange Commission

May 4, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Robert F. Kornegay at (650) 493-9300 or the undersigned at (206) 883-2500. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

cc (w/o encl.):	Gajus V. Worthington
William M. Smith
Valerie Barnett
Fluidigm Corporation
Robert F. Kornegay
Wilson Sonsini Goodrich & Rosati, P.C.